Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included in Exhibit 99.1 to the report on Form 6-K (the “Form 6-K”) to which this Exhibit 99.2 relates. This discussion and other parts of this Exhibit 99.2 and the Form 6-K may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in our annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 21, 2023. References to “we,” “Genenta,” “us,” “our,” “the Company,” or “our company” herein are to Genenta Science S.p.A., including its subsidiaries.

Our reporting currency and functional currency is the Euro. Unless otherwise expressly stated or the context otherwise requires, references in this Exhibit 99.2 to “dollars,” “USD” or “$” are to U.S. dollars, and references to “euros,” “EUR,” “Euros,” or “€” are to European Union euros.

Overview

We are a clinical-stage biotechnology company engaged in the development of hematopoietic stem cell gene therapies for the treatment of solid tumors. We have developed a novel biologic platform which involves the ex-vivo gene transfer of a therapeutic candidate into autologous hematopoietic stem/progenitor cells (HSPCs) to deliver immunomodulatory molecules directly to the tumor by infiltrating monocytes/macrophages (Tie2 Expressing Monocytes - TEMs). Our technology is designed to turn TEMs, which normally have an affinity for and travel to tumors, into a “Trojan Horse” to counteract cancer progression and prevent tumor relapse. Because our technology is not target dependent, we believe it can be used for treatment across a broad variety of cancers.

Since our inception in 2014, we have devoted substantially all of our resources to organizing and staffing our Company, business planning, raising capital, acquiring or discovering product candidates and securing related intellectual property rights, conducting discovery, research and development activities for our programs and planning for eventual commercialization. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have funded our operations with proceeds from the sales of equity securities, which through June 30, 2023, aggregated gross cash proceeds of approximately €67.0 million.

We do not have any products approved for sale, have not generated any revenue from commercial sales of our product candidates, and have incurred net losses each year since our inception. Our ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of one or more of our current or future product candidates and programs. Our net losses for the six months ended June 30, 2023, and June 30, 2022 were approximately €6.8 million and approximately €2.1 million, respectively. As of June 30, 2023, and December 31, 2022, we had an accumulated deficit of approximately €42.2 million and €35.5 million, respectively. Substantially all of our operating losses resulted from costs incurred in connection with our research and development activities, including preclinical and clinical development of our gene therapy product candidates, namely our leading product candidate Temferon, and from general and administrative costs associated with our operations.

We expect to continue to incur significant expenses for at least the next several years as we advance our product candidates from discovery through preclinical development and clinical trials and seek regulatory approval of our product candidates. In addition, if we obtain marketing approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. We may also incur expenses in connection with the in-licensing or acquisition of additional product candidates. Furthermore, we expect to continue incurring additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses.

As a result, for our long-term strategy, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations with proceeds from outside sources, with most of such proceeds to be derived from sales of equity securities, including the net proceeds from our initial public offering (“IPO”) and follow-on offerings. We also plan to pursue additional funding from outside sources, including but not limited to our entry into or expansion of new borrowing arrangements; research and development incentive payments, government grants, pharmaceutical companies and other corporate sources; and our entry into potential future collaboration agreements with pharmaceutical companies or other third parties for one or more of our programs. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and eventual commercialization of one or more of our product candidates or delay our pursuit of potential in-licenses or acquisitions.

We are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability, mainly due to the numerous risks and uncertainties associated with product development and related regulatory filings, which we expect to make in multiple jurisdictions. When we are eventually able to generate product sales, those sales may not be sufficient to become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, we may be unable to continue our operations at planned levels and be forced to reduce or terminate our operations.

As of June 30, 2023, we had cash and cash equivalents of approximately €12.2 million and marketable securities of approximately €10.0 million. We believe that our existing cash and cash equivalents and marketable securities, as of June 30, 2023, will enable us to fund our operating expenses and capital expenditure requirements for substantially more than the next twelve months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. See “Liquidity and Capital Resources.” To finance our continuing operations, we may need to raise additional capital, which cannot be assured.

COVID-19 Update

The global healthcare community continues to monitor and respond to the coronavirus (COVID-19) outbreak, including its ongoing variants. In February 2020, the COVID-19 pandemic commenced in Italy. Regulatory guidance was issued in March and updated in April 2020 relating to the management of clinical trials during the pandemic. In May 2023, the World Health Organization determined that COVID-19 no longer fit the definition of a public health emergency and the pandemic was officially over; however, as the global healthcare community continues to respond to COVID-19 and its variants. COVID-19 remains a public health priority. Many hospitals, including our clinical sites, may temporarily pause elective medical procedures, including dosing of new patients in clinical trials of our investigational gene therapies. While dosing of new patients and data collection from enrolled patients has resumed at all clinical sites, the extent to which clinical activities will be delayed or interrupted will depend on future developments that are highly uncertain. We have not experienced significant interruptions related to COVID-19. In the future, we may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with the clinical trials of our product candidates. We continue to closely monitor this evolving situation and the potential impact on us.

Components of Operating Results

Revenue

We have not generated any revenue since inception and do not expect to generate any revenue from the sale of products until we obtain regulatory approval of, and commercialize, our product candidate(s).

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses.

Research and Development Expenses

We expense research and development costs as incurred. These expenses consist of costs incurred in connection with the development of our product candidates, including:

●	license fees and milestone payments incurred in connection with our license agreements;

●	expenses incurred under agreements with contract research organizations, or CROs, contract manufacturing organizations, or CMOs, as well as investigative sites and consultants that conduct our clinical trials, preclinical studies and other scientific development services;

●	manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical and, in due course, clinical trial materials and commercial materials, including manufacturing validation batches;

●	employee-related expenses, including salaries, social security charges, related benefits, severance indemnity in case of termination of employees’ relationships, travel and stock-based compensation expense for employees engaged in research and development functions and consulting fees;

●	costs related to compliance with regulatory requirements; and

●	facilities costs, depreciation and other expenses, which include rent and utilities.

Our research and development expenses are tracked on a program-by-program basis for our product candidates and consist primarily of external costs, such as fees paid to outside consultants, CROs, CMOs, and central laboratories in connection with our preclinical development, process development, manufacturing and clinical development activities. Our research and development expenses by program also include fees incurred under license agreements, as well as option agreements with respect to licensing rights. We do not allocate employee costs or facility expenses, including depreciation or other indirect costs, to specific programs because these costs are deployed across multiple programs and, as such, are not separately classified. We primarily use internal resources to oversee research and discovery activities as well as for managing our preclinical development, process development, manufacturing, and clinical development activities. These employees work across programs, and therefore, we do not track their costs by program. We elected to present the research and development credit net of the related research and development expenditure on the consolidated statements of operations and comprehensive loss. However, not all of our research and development expenses are allocated by program:

	Six Months Ended June 30,
	2023	2022
(in Euros)	(Unaudited)
Direct research and development expenses by program:
TEM-GBM	€660,863	€618,871
TEM -LT	-	672
TEM-MM	-	14,200
TEM-HC	-	(942)

Unallocated costs:
Personnel (including share-based compensation)	542,799	377,928
Consultants and other third parties	222,902	144,772
Materials & supplies	2,464,107	397,790
Travel Expenses	27,892	65,938
Other	3,239	21,350
Total research and development expenses	€3,921,802	€1,640,579

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially over the next several years, particularly as we increase personnel costs, including stock-based compensation, contractor costs and facilities costs, as we continue to advance the development of our product candidates. We also expect to incur additional expenses related to milestone and royalty payments payable to third parties with whom we have entered into license agreements to acquire the rights to our product candidates.

The successful development and commercialization of our product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates or when, if ever, material net cash inflows may commence from any of our product candidates. This uncertainty is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

●	the scope, progress, outcome and costs of our preclinical development activities, clinical trials and other research and development activities;

●	the impact of the COVID-19 pandemic on our preclinical development activities, clinical trials and other research and development activities;

●	establishing an appropriate safety profile with IND-enabling studies;

●	successful patient enrollment in, and the design, initiation and completion of, clinical trials;

●	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

●	establishing and maintaining clinical and commercial manufacturing capabilities or making arrangements with third-party manufacturers;

●	development and timely delivery of commercial-grade drug formulations that can be used in our clinical trials and for commercial launch;

●	obtaining, maintaining, defending and enforcing patent claims and other intellectual property rights;

●	significant and changing government regulation;

●	qualifying for, and maintaining, adequate coverage and reimbursement by the government and other payors for any product candidate for which we obtain marketing approval;

●	launching commercial sales of our product candidates, if and when approved, whether alone or in collaboration with others;

●	addressing any competing technological and market developments; and

●	maintaining a continued acceptable safety profile of the product candidates following approval.

We may never succeed in achieving regulatory approval for any of our product candidates. We may obtain unexpected results from our clinical trials. We may elect, or be forced by regulatory authorities, to discontinue, delay or modify clinical trials of some product candidates or focus on others. Any changes in the outcome of any of these variables with respect to the development of our product candidates in preclinical and clinical development could mean a significant change in the costs and timing associated with the development of these product candidates. For example, if the European Medicines Agency (EMA), U.S. Food and Drug Administration (FDA) or another regulatory authority were to delay our planned start of clinical trials or require us to conduct clinical trials or other testing beyond those that we currently expect, or if we experience significant delays in enrollment in or treatment as part of any of our ongoing and planned clinical trials for any reason, including as a result of the COVID-19 pandemic, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate. Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and consulting fees, related benefits, travel, and stock-based compensation expenses for personnel in executive, finance and administrative functions. General and administrative expenses also include professional fees for legal, consulting, accounting, and audit services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our product candidates. We also anticipate that we will continue to incur additional accounting, audit, legal, regulatory, compliance, directors and officers insurance costs as well as investor and public relations expenses associated with being a public company. Additionally, when we believe a regulatory approval of a product candidate appears likely, we anticipate an increase in payroll and other expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidate.

Other Income (Expense)

Other income (expense) consists primarily of interest income/(expense) and foreign exchange income/(loss).

Income taxes

We are subject to taxation in Italy and in the state of Delaware. Taxes are recorded on an accrual basis. They therefore represent the allowances for taxes paid or to be paid for the year, calculated according to the current enacted rates and applicable laws. Due to the tax loss position reported, no income taxes were due for the six months ended June 30, 2023, and June 30, 2022.

As of each reporting date, we consider existing evidence, both positive and negative, that could impact our view regarding future realization of deferred tax assets. We believe that it is more likely than not that the benefit for deferred tax assets will not be realized. In recognition of this uncertainty, a full valuation allowance was applied to the deferred tax assets. Future realization depends on our future earnings, if any, the timing, and amount of which are uncertain as of June 30, 2023. In the future, should management conclude that it is more likely than not that the deferred tax assets are partially or fully realizable, the valuation allowance would be reduced to the extent of such expected realization and the amount would be recognized as a deferred income tax benefit in our statements of operations.

There are open statutes of limitations for Italian tax authorities to audit our tax returns. There have been no material income tax-related interests or penalties assessed or recorded.

There is no liability related to uncertain tax positions reported in our financial statements.

In line with the legislation in force until December 31, 2019, companies in Italy that invested in eligible research and development activities, regardless of the legal form and economic sector in which they operate, could benefit from a tax credit up to 50% of the increase of annual research and development expenses compared to the median expense for the years 2012-2014, which could be used as compensation in order to reduce most taxes payable, including income tax or regional tax on productive activities, as well as of social security contributions.

The 2020 Italian Budget Law established that: (i) the tax credit due is up to 12% of the research and development costs incurred (up to a maximum of € 3.0 million); (ii) the actual support of eligible expenditure and its correspondence with the accounting documents must result from a specific certification issued by the person responsible for the legal audit; (iii) the tax credit due can only be used as compensation in three equal annual installments. The 2021 Italian Budget Law established that: (i) the tax credit due is up to 20% of the costs incurred (up to a maximum of € 4.0 million); (ii) the tax credit can be used for 2021 and 2022 fiscal years; (iii) it is necessary to have, besides the audit report, a technical report. The 2022 Italian Budget Law extended the measure up to the tax period of December 31, 2031; however, from January 2023, the tax credit rate was decreased to 10% of the eligible expenses, and the annual ceiling of the credit increased to €5.0 million.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 to the Six Months Ended June 2022

The following table summarizes our results of operations for the six months ended June 30, 2023, and June 30, 2022:

	Six Months Ended June 30,
	2023	2022
	(Unaudited)
Operating expenses
Research and development	€3,921,802	€1,640,579
General and administrative	2,878,373	2,513,558
Total operating expenses	6,800,175	4,154,137

Loss from operations	(6,800,175)	(4,154,137)

Other income (expense)
Other income	114,992	215,486
Finance income (expense)	77,999	-
Unrealized exchange rate gain (loss)	(152,041)	1,826,330
Total other income (expense)	40,950	2,041,816

Loss before income taxes	(6,759,225)	(2,112,321)
Income taxes benefit (expenses)	-	-
Net loss	(6,759,225)	(2,112,321)

Net loss and comprehensive loss	€(6,759,225)	€(2,112,321)

Loss per share:
Loss	€(6,759,225)	€(2,112,321)
Loss per share – basic	€(0.37)	€(0.12)
Weighted average number of shares outstanding – basic	18,216,858	18,216,858

Research and Development Expenses

Research and development expenses were approximately €3.9 million for the six months ended June 30, 2023, as compared to approximately €1.6 million for the six months ended June 30, 2022. The increase was mainly due to LVV (Lentiviral Vector for Gene therapy) production activities and preclinical and clinical activities at the OSR - San Raffaele Hospital in Milan. The increase in production activities related to the increase in the number of patients enrolled, the preparation of Phase II involving plasmid, cell banks production and the cost of the manufacturing site transfer to a new location in Italy, as well as an increase in management compensation.

During the six months ended June 30, 2023, and June 30, 2022, we accrued an R&D tax credit benefit of approximately €0.2 million and €0.4 million, respectively. During the first six months ended June 30, 2023, and June 30, 2022, we utilized €0.4 million and €0.7 million, respectively, of R&D tax credit benefit to offset research and development expenses. The offsetting effect decrease was primarily due to the R&D tax rate reduction from 20% to 10% of the eligible expenses, starting from January 2023, as provided by the 2022 Italian Budget Law.

General and Administrative Expenses

General and administrative expenses were approximately €2.9 million for the six months ended June 30, 2023, as compared to approximately €2.5 million for the six months ended June 30, 2022. The increase was primarily due to an increase in management compensation and other professional fees, especially legal fees related to our $30.0 million at-the-market offering of ordinary shares in the form of ADSs (“ATM offering”) partially offset by the decrease in insurance costs related to our directors’ and officers’ liability insurance policy.

Other Income

Other income mainly relates to financial interest from short-term liquidity investments. It was approximately €0.1 million for the six months ended June 30, 2023, compared to €0.2 for the six months ended June 30, 2022. The decrease was primarily because in the six months ended June 30, 2022, we accrued approximately €0.2 million of a one-time tax benefit related to the increase in corporate equity that followed the IPO.

Foreign Exchange Gains

For the first six months ended June 30, 2023, the foreign exchange net loss was approximately €0.2 million, while for the six months ended June 30, 2022, we recorded a net foreign exchange gain of approximately €1.8 million. The decrease in exchange rate net effect was due to the weakening of the U.S. dollar against the Euro in the six months ended June 30, 2023.

Net loss

Our net loss was approximately €6.8 million for the six months ended June 30, 2023, as compared to approximately €2.1 million for the six months ended June 30, 2022. The increase in our loss of approximately €4.7 million was primarily due to the negative effect of the USD versus Euro exchange rate fluctuation, the increase in our overall research and development spending and the increase in professional fees, especially legal fees, for the ATM offering.

Liquidity and Capital Resources

Overview

Since inception, we have not generated any revenue and have incurred significant operating losses and negative cash flows from our operations. We have funded our operations to date primarily with proceeds from the sales of quotas, in prior years as an S.r.l., and through our IPO, of our shares as an S.p.A. We received gross cash proceeds of approximately €33.6 million from sales of quotas (pre-IPO) and approximately €32.7 million of gross proceeds from the IPO. As of June 30, 2023, we had approximately €12.2 million in cash and cash equivalents and €10.0 million in marketable securities maturing short term.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
	(Unaudited)
(in Euros)	2023	2022
Net cash used in operating activities	€(7,580,129)	€(2,566,193)
Net cash used in investing activities	(10,001,467)	-
Net increase (Net decrease) in cash and cash equivalents	€(17,581,596)	€(2,569,006)
Cash and cash equivalents at beginning of period	29,794,856	37,240,162
Cash and cash equivalents at end of period	€12,213,260	€34,671,156

Operating Activities

During the six months ended June 30, 2023, and June 30, 2022, operating activities used approximately €7.6 million and €2.6 million, respectively, of cash and cash equivalents, resulting mainly from our loss during the period. The net change in our operating assets and liabilities was primarily due to the increase in payments to third party vendors for manufacturing activities due to the increase in patient enrollment and Phase II preparation. The non-cash charges primarily included approximately €0.4 million of stock-based compensation expense and other minor amounts of depreciation and retirement benefit obligation expense. The increase in retirement benefit obligation expense was mainly due to employee compensation as a consequence of performance bonuses paid in March 2023.

Investing Activities

During the six months ended June 30, 2023, we invested approximately €10.0 million in marketable securities related to Italian Government Bonds with short term maturities and with an expected gross yield-to-maturity of approximately 3.1%.

Financing Activities

During the six months ended June 30, 2023, and June 30, 2022, there was no cash flow from financing activities.

Current Outlook

To date, we have not generated revenue and do not expect to generate significant revenue from the sale of any product candidate in the near future.

As of June 30, 2023, our cash and cash equivalents were approximately €12.2 million. Our primary cash obligations relate to payments to OSR pursuant to our amended and restated license agreement and other providers of clinical trial related services.

Based on our planned use of the net proceeds from our IPO and our existing cash, we estimate that such funds will be sufficient to fund our operations and capital expenditure requirements through the first quarter of 2025. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	any cost that we may incur under in- and out-licensing arrangements relating to our product candidate that we may enter into in the future;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of, and timing for, amending current manufacturing agreements for production of sufficient clinical and commercial quantities of our product candidates, or entering into new agreements with existing or new contract manufacturing organizations (CMOs);

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our product candidates and the magnitude of our general and administrative expenses.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents, short-term deposits and short-term marketable securities.

We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates.

This expected use of cash and cash equivalents represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We may also use a portion of the available cash and cash equivalents to in-license, acquire, or invest in additional businesses, technologies, products, or assets.

Critical Accounting Policies

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that the accounting policies described below are critical in order to understand the judgements and estimates used in the financial statements and to fully understand and evaluate our financial condition and results of operations.

Accrued Research and Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advanced payments. We make estimates of our accrued expenses as of each balance sheet date in the financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include fees paid to:

●	vendors, including central laboratories, in connection with preclinical development activities, especially, OSR, a co-founding shareholder, significant related party vendor and a leading center for ex-vivo gene therapy for inherited diseases;

●	contract research organizations (CROs) and investigative sites in connection with preclinical and clinical studies; and

●	CMOs in connection with drug substance and drug product formulation of preclinical and clinical trial materials.

We base our expenses related to preclinical studies and clinical trials on our estimates of the services received and efforts expended pursuant to quotes and contracts with multiple research institutions and CROs that conduct and manage preclinical studies and clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expenses accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Share-based compensation

To reward the efforts of employees, directors, and certain consultants to promote our growth, the Board has historically approved, during its existence, various share-based awards.

On May 20, 2021, the Board approved the general terms (e.g., regulation) of our 2021 – 2025 Equity Incentive Plan (“Plan”). Under Italian law, there is no need to obtain the approval of the specific terms of our equity incentive grants from our shareholders. The number of stock options available are determined by our shareholders by vote at an annual or special meeting of shareholders. Currently, we have options on 1,821,685 shares (i.e., 10% of the number of shares outstanding, which are currently 18,216,858 shares outstanding); however, at the quotaholders’ meeting held on May 20, 2021, the quotaholders approved a paid share capital increase to service the Plan, up to a maximum amount of €27,000,000, through the issue of a maximum of 2,700,000 new ordinary shares (and in any case within the limit of 10% of the number of shares in circulation at the time of issue). Therefore, as we raise additional capital and the number of issued and outstanding shares grows, the Board has authority to issue shares in the range from 1,821,685 to 2,700,000, i.e., we do not have to obtain further authorization from shareholders to increase the number of shares available for equity grants until the outstanding shares exceed 27,000,000.

In April 2022, our Board of Directors (“Board”) (i.e., the administrator of our 2021 – 2025 Equity Incentive Plan) granted nonqualified stock options (“NSOs”) to Dr. Stephen Squinto, our Chairman of the Board at the time. Those options were priced based on a sub-plan called “2021-2025 Chairman Sub-Plan” attached to the Plan. The cost or expense of the stock options to us is based on the Black Scholes method.

In July 2022, our Board awarded NSOs on 392,740 shares to certain of our directors and employees.

In March 2023, our Board awarded NSOs on 46,400 shares to certain of our directors.

In June 2023, our shareholders modified our Plan to extend the final deadline for the issuance of the ordinary shares until December 31, 2035, in order to allow that all stock options granted during the term of the Plan could provide for an exercise period of 10 years starting from the date of grant.

We measure share-based awards granted to employees and directors based on the fair value on the date of the grant and recognize compensation expense for those awards over the requisite service period, which is the vesting period of the respective award. Forfeitures are accounted for as they occur. The measurement date for option awards is the date of the grant. We classify share-based compensation expense in our Statements of Operations and Comprehensive Loss in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

With the adoption of Accounting Standards Update (“ASU”) No. 2018-07, Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”) on January 1, 2019, the measurement date for non-employee awards is the date of the grant. The compensation expense for non-employees is recognized, without changes in the fair value of the award, over the requisite service period, which is the vesting period of the respective award.

Research and development tax credit receivables

We account for our research and development tax credit receivable in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance. The receivable is recognized when there is reasonable assurance that: (1) the recipient will comply with the relevant conditions and (2) the grant will be received. We elected to present the credit net of the related expenditure on the statements of operations and comprehensive loss. While these tax credits can be carried forward indefinitely, we recognize an amount that reflects management’s best estimate of the amount reasonably assured to be realized or utilized in the foreseeable future based on historical benefits realized, adjusted for expected changes, as applicable.

Emerging Growth Company Status

We are an “emerging growth company.” Under the JOBS Act, an emerging growth company can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption from new or revised accounting standards, and, therefore, will not be subject to the same new or revised accounting standards as public companies that are not emerging growth companies.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

We do not believe that our off-balance sheet arrangements and commitments have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow can be subject to significant fluctuations due to changes in foreign currency exchange rates, which could adversely impact our results of operations. Our functional currency is the Euro. Exposure to foreign currently exchange risk is derived from transactions between Genenta Science S.p.A. and Genenta Science, Inc., its U.S. subsidiary, for which the functional currency is the US dollar, as well as transactions with suppliers outside the euro zone.

The following table shows the impact of up to a 10% increase in the exchange rate between the Euro and the US dollar. A deterioration of the US dollar versus the 1.08458 closing rate at June 30, 2023 could impact the expenses as follows:

	At June 30, 2023		Sensitivity
	USD	EUR	+1%	+5%	+10%

USD Expenses	$1,908,226	€1,760,160	€(17,427)	€(83,817)	€(160,015)

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Other Events

OSR Sponsor Research Agreement

On August 1, 2023, we entered into a Sponsored Research Agreement (the “CP1 SRA”) with OSR to fund feasibility studies for certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of IFN under the control of a Tie2 promoter, in combination with any immunotherapy (“Candidate Products 1”), along with three additional research products, to be conducted at OSR. If OSR determines that additional funds are needed, OSR will inform us and provide an estimate for completing the research. In August 2023, we paid the first tranche under the CP1 SRA in the amount of €200,000.

Amendment to OSR Amended and Restated License Agreement (“ARLA”)

On September 28, 2023, we entered into an amendment to the ARLA with OSR, whereby OSR agreed that we have fulfilled the obligations as set forth in the ARLA specific to Candidate Products 1 pursuant to the CP1 SRA. Furthermore, the amendment provides that we have no further obligations with OSR to negotiate and execute a sponsored research agreement for the performance of feasibility studies related to certain gene therapy products consisting of any lentiviral vectors regulated by miR126 and/or miR130 and/or other miRs with the same expression pattern as miR126 and miR130 in hematopoietic cells for the expression of cytokines and their variants (other than IFN or in addition to IFN) under the control of a Tie2 promoter, either alone or in combination with any immunotherapy (“Candidate Products 2”).

For a further description of the CP1 SRA and the amendment to the ARLA, see Note 14, Subsequent events, to our financial statements included in Exhibit 99.1 to the Form 6-K.